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                                   EXHIBIT (2)

FOR IMMEDIATE RELEASE                       Company Contact:        Mark Funston
August 17, 1999                             Chief Financial Officer
                                            (301) 918-0400

                 GROUP 1 SOFTWARE ADOPTS SHAREHOLDER RIGHTS PLAN

     Lanham, MD - August 17, 1999 - Group 1 Software announced today that its Board of Directors has adopted a Shareholder Rights Plan for the Company and declared a dividend of one Right for each outstanding share of the Company's common stock. The dividend will be paid to shareholders of record on August 27, 1999.

     The Rights Plan was not adopted in response to any specific effort to acquire control of the Company. Rather, the Rights Plan was adopted to deter potential abusive takeover tactics that might deprive shareholders of the full value of their investments. In particular, the Rights Plan is designed to deter a "front-end loaded" acquisition of control in which less than a full and fair price would be offered to all shareholders.

     Initially, the Rights will trade with the Company's common stock and will not be exercisable. The Rights will separate from the common stock and become exercisable upon the occurrence of events typical of those specified in other shareholder rights plans. In general, such a separation can occur on action of the Board when any person or group of affiliated persons acquires or makes an offer to acquire 20% or more of the Company's common stock. Thereafter, separate Right Certificates will be distributed to all shareholders other than this person or group of affiliated persons.

     With the distribution of Rights Certificate, each Certificate-holder can exercise his Right and pay the specified Exercise Price. The Certificate-holder then will receive shares of Company stock valued at twice the Exercise Price. Also, if the Company is involved in a merger or sells more than 50% of its assets or earning power, each Rightholder may purchase shares of common stock of the acquiring company valued at twice the Exercise Price. If any person or group acquires between 20% and 50% of the Company's common stock, the Board of Directors may, at its option, exchange one share of common stock for each Right (other than Rights held by the person or group who triggered the Plan).

     The Rights Plan is not intended to and will not prevent a takeover of the Company at a full and fair price, including a tender or exchange offer for all outstanding shares of common stock of the Company approved by a majority of the Board of Directors. The Rights Plan may cause substantial dilution, however, to a person or group who, without prior Board approval, acquires 20% or more of the Company's common stock, unless the Rights are first redeemed by the Board. The Rights may be redeemed by the Board of Directors for $.01 per Right and will otherwise expire on August 12, 2009. A Company committee of Independent Directors will review the Rights Plan at least once every three years and, if a majority of the Independent

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Directors deems it appropriate, may recommend to the Board a modification or termination of the Rights Plan.

     The Rights Plan does not affect the Company's financial strength or business plans. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable to the Company or its shareholders and will not change the way the Company's shares are traded.

     Shareholders will receive a summary of key terms of the Rights Plan by mail. Detailed information and a copy of the Rights Plan are being filed with the Securities and Exchange Commission.

     Group 1 Software is the leading provider of software for database marketing, electronic document composition, data integrity and mailing efficiency. Group 1's products run under a wide variety of operating systems, including MVS, Windows NT, UNIX (Sun Solaris, HPUX, AIX and others), as well as OS/400, VMS, and Open VMS. Group 1 has offices throughout the continental US, Canada, the United Kingdom and Europe. The Company is also represented in Latin America and Australia. Group 1's common stock trades on the Nasdaq National Market, Symbol: GSOF.

     This press release may contain statements relating to future plans, events or performance. Such statements may involve risks and uncertainties, including risks associated with uncertainties pertaining to customer orders, demand for products and services, development of markets for the Company's products and services and other risks identified in the Company's SEC filings. Actual results, events and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which address the conditions as they are found on the date of this press release. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances that arise after the date of this press release or to reflect the occurrence of unanticipated events.

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